Primary Business Name: EBX LLC **BD Number: 138138**

BD - AMENDMENT

08/27/2021

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

(•) **Yes** ( ) **No**

Ownership Codes:	**NA - less than 5%**	**B - 10% but less than 25%**	**D - 50% but less than 75%**
	A - 5% but less than 10%	**C - 25% but less than 50%**	**E - 75% or more**

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
BARROS, DENISE CRONIN	I	CHIEF COMPLIANCE OFFICER	06/2006	NA	N	N	2969581
CHAN, DERRICK	I	DIRECTOR	08/2019	NA	Y	N	4824531
CHAZEN, MARK DANIEL	I	DIRECTOR	08/2013	NA	Y	N	4300582
CITIGROUP FINANCIAL STRATEGIES, INC.	DE	SHAREHOLDER	08/2005	B	N	N	04-3823642
COHEN, TAL SHLOMO	I	DIRECTOR	08/2021	NA	Y	N	4610584
CONARY, NEIL WHITNEY	I	DIRECTOR	04/2011	NA	Y	N	1060818
CONARY, NEIL WHITNEY	I	CHIEF EXECUTIVE OFFICER	06/2006	NA	Y	N	1060818
FIDELITY GLOBAL BROKERAGE GROUP, INC.	DE	SHAREHOLDER	08/2005	A	N	N	04-3257666
LINARES, JOHN FITZGERALD	I	GENERAL COUNSEL & CORPORATE SECRETARY	01/2010	NA	N	N	3104547
MERRILL LYNCH LP HOLDINGS, INC.	DE	SHAREHOLDER	06/2006	B	N	N	13-3408201
MIELE, STEPHEN R	I	CHIEF STRATEGY OFFICER	12/2007	NA	N	N	2645590
NASDAQ, INC.	DE	MEMBER	07/2021	C	N	Y	52-1165937
STUPAY, MICHAEL ELLIOT	I	FINANCIAL & OPERATIONS PRINCIPAL	06/2006	NA	N	N	2287906